Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Denise Lynn Senior Vice President – People

February 14, 2013

Dear Support Staff Team:

Today we begin a new era as we announce our planned merger with US Airways. We will remain American Airlines – a name I know we all wear with pride – and will begin a new chapter in which American will be a larger, stronger and better competitor.

As we process today’s exciting news, I want to acknowledge all of you for your extraordinary efforts over the past year. Throughout our work in restructuring, the management redesign and all the varied challenges we at American have faced, you have been the heroes behind the scenes, helping to keep our projects and people on track, and our operations running smoothly. Thank you!

You shouldn’t expect to see any major changes right away. Until the merger receives the necessary regulatory, US Airways shareholder and Bankruptcy Court approvals, which we expect will take place sometime in the third quarter of this year, we will continue to operate as separate companies.

This merger will blend the best of both airlines and build upon each of our strengths, and we expect US Airways will bring real strengths to our operation. We plan to build on American’s global brand, fly to more cities, have a stronger presence on the East Coast, and offer our customers a broader network, more flights and better connections. You can have confidence that a successful merger will strengthen our airline and create opportunities for our people – with all the benefits that come from being part of a more competitive company.

I’m sure you have many questions about what the merger means to you, and, unfortunately, I don’t have all of the answers right now. I know that everyone on our team is valued and has an important part to play as we plan for a smooth and successful integration of our two companies. And in the coming weeks, we will be working to determine how our Support Staff employees can share in the benefits achieved through the merger.

For our internationally-based Support Staff employees, any changes in your locations will be governed by the unique labor and legal framework of each country. Please refer to your local communications for more information.

I hope you share my pride in our company and optimism for our future. With your continued help, American will be flying high for many years to come.

Sincerely,

4333 Amon Carter Blvd., MD 5604 Fort Worth, TX 76155 817-967-1293 Office 817-967-3553 Fax denise.lynn@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

4333 Amon Carter Blvd., MD 5604 Fort Worth, TX 76155 817-967-1293 Office 817-967-3553 Fax denise.lynn@aa.com